Mail Stop 3561

March 26, 2010

Via Fax & U.S. Mail

Ms. Dawn H. Bertsche
Chief Financial Officer
4053 Clough Woods Drive
Batavia, Ohio 45103

   Re: **Multi-Color Corporation**
      Form 10-K for the year ended March 31, 2009
      Filed June 9, 2009
      File No. 000-16148

      Definitive Proxy Statement on Schedule 14A
      Filed June 25, 2009
      File No. 000-16148

Dear Ms. Bertsche:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note that you discuss the results of operations in terms of changes in net revenues and gross profit. Please revise future filings to discuss and analyze net revenues and cost of revenues in addition to gross profit. Because gross profit is impacted by both net revenues and cost of revenues, we believe a separate discussion of cost of revenues should be provided.

– Comparison of Fiscal Years Ended March 31, 2008 and March 31, 2007, page 14

2. We note your disclosure that the lower organic growth rate in 2008 resulted primarily from inventory adjustments by two major customers during the fourth quarter. Please provide us more details as to the nature of these "inventory adjustments" and tell us how they affected your revenue during fiscal year 2008.

- Critical Accounting Policies and Estimates, page 15

3. We note your disclosure of goodwill and other acquired intangible assets as a critical accounting estimate. In light of the significant balance of goodwill and intangible assets on the balance sheet as of March 31, 2009 and 2008, we believe you should revise your discussion in your Critical Accounting Policies and Estimates section in future filings to provide more detail about the estimates surrounding goodwill, including the nature of the assumptions used in the impairment analysis. Your disclosure should include:
    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

- Liquidity and Capital Resources, page 16

4. Please revise future filings to discuss the estimated amount of capital expenditures for fiscal year 2010.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 18

5. We note from your disclosure that you identify foreign currency exchange risk as one of your market risks. Please revise future filings to disclose your foreign currency exchange risk in accordance with one of the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K.

Audited Financial Statements

Statements of Cash Flows, page 26

6. We note that one of the cash flows from investing activities as disclosed on the statement of cash flows is described as "short-term refunds (deposits) on equipment." Please tell us the nature of the amounts included in this line item and explain to us how you account for these deposits and refunds received.

Notes to the Financial Statements

Note 3. Acquisition, page 29

7. We note that the value of the 2,206 common shares issued as consideration in the acquisition of Collotype was determined based on "estimated fair value." Please explain to us, and disclose in future filings, how you calculated or determined the "estimated fair value." As part of your response, please explain in detail how the treatment used complied with the guidance outlined in paragraph 22 of SFAS No. 141 which requires the use of the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced.

Note 8. Goodwill and Intangible Assets

8. We note from the rollforward of the Company's goodwill balance provided in Note 8 that the Company recognized a $(906) adjustment to goowill related to the Collotype acquisition during the fiscal year ended March 31, 2009. Please tell us and disclose in the notes to the Company's financial statements in future filings the nature and timing of the events or circumstances that resulted in the recognition of this adjustment to the goodwill recognized in connection with the Collotype acquisition.

Forms 8-K filed January 29, 2010 and May 15, 2009

9. We note that your Forms 8-K filed on January 29, 2010 and May 15, 2009 provide disclosure of adjusted income from continuing operations and adjusted EPS. Please note that we believe that these measures are non-GAAP financial measures and your Form 8-K should include the disclosures set forth in Item 10(e)(1)(i) of Regulation S-K. Please revise future filings accordingly. See Item 2.02 of Form 8-K and Question 105.06 of the *Compliance and Disclosure Interpretations: Non-GAAP Financial Measures* issued by the Staff on January 11, 2010 for guidance.

Proxy Statement

Compensation Discussion and Analysis, page 15

10. We note from your disclosure on page 17 that the board "establishes a target for the total direct compensation of each executive officer to fall at approximately the 75th percentile of U.S. executives with comparable responsibilities, in U.S. public companies of comparable scope (in terms of annual revenues, number of employees and location) and similar industries. The Committee also considers Multi-Color's performance compared to that of the NASDAQ Market Index, a broad market index, and the Hemscott Group Index – Packaging and Containers, an index comprised of approximately 20 printing and packaging industry peer companies." It appears that you may engage in benchmarking. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Bonus Compensation, page 18

11. In future filings please provide quantitative information about the targets against which you measured executive's performance in order to determine actual bonus amounts paid, including targets related to operating income, sales growth, EBIT, and certain general and administrative expenses. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm and thus can be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation of such conclusion.

Summary Compensation Table, page 25

12. We note that footnote (6) indicates that you provide a pension (superannuation) contribution to Mr. Nigel Vinecombe. In future filings, please reconcile this with your disclosure on page 28 that there are no plans or arrangements providing for payments to Mr. Vinecombe upon change in control or termination of employment.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may contact Amanda Ravitz at (202) 551-3412 if you have any comments on the Proxy statement. Please contact me at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile
(513) 345-1102